

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 20, 2008

Via U.S. Mail and Facsimile to (212) 403-2381

Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

> **Re: The PNC Financial Services Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 20, 2008**
> **File No. 333-155248**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   The staff continues to consider your responses and supplemental submissions to previously issued comments and encourages the parties to resolve these outstanding issues promptly.

2.   In response to comment 1 in our letter dated November 18, 2008, you indicate that PNC received financial projections from National City, but decided not to rely on them. Please advise the staff how you concluded that these projections did not represent material, non-public information.

Recent Developments, page 26

3.   We note your response to comment 3 in our letter dated November 18, 2008. Please revise this section to disclose that participation in the Capital Purchase Program may dilute the interests of common stockholders.

Background of the Merger, page 40

4.   Please revise this section to briefly discuss any consideration given to the implications IRS Notice 2008-83 may have had on a deal with National City.

Opinion of National City's Financial Advisor; Opinion of PNC's Financial Advisor, page 50 & 55

5.   Please confirm the staff's understanding that the amounts disclosed in response to comment 22 in our letter dated November 18, 2008 represent all material compensation received by the financial advisors from the parties to this transaction. Alternatively, please revise the disclosure to provide all amounts responsive to the prior comment.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: By fax (212) 403-2381
        Edward D. Herlihy, Esq.
        Lawrence S. Makow, Esq.
        Nicholas G. Demmo, Esq.
        Wachtell, Lipton, Rosen & Katz